mF International Limited

September 20, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Inessa Kessman
Joseph Cascarano
Alexandra Barone
Jeff Kauten

Re:	mF International Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed September 18, 2023
File No. 333-274158

Ladies and Gentlemen:

This letter is in response to the letter dated September 19, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to mF International Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response and numbered it accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Form F-1 filed September 18, 2023

Capitalization, page 31

1. Please include long-term debt in your capitalization table in accordance with Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, we have updated our disclosure on page 31 of Amendment No.2 to include long-term debt in the capitalization table.

We appreciate the assistance the Staff has provided with its comment. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Stephen Lam
Name:	Stephen Lam
Title:	Chairman and Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC